UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date: 04 December 2025

Commission File Number: 001-14958

NATIONAL GRID plc

(Translation of registrant’s name into English)

England and Wales

(Jurisdiction of Incorporation)

1-3 Strand, London, WC2N 5EH, United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒  Form 20-F      ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.  ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

EXHIBIT INDEX

Exhibit No.	Description
99.1	Exhibit 99.1 Announcement sent to the London Stock Exchange on 04 December 2025 — Ofgem's RIIO-T3 Final Determination published

Exhibit 99.1

4 December 2025

National Grid plc

Ofgem's RIIO-T3 Final Determination published

Ofgem has today published its Final Determination for the RIIO-T3 framework covering our National Grid Electricity Transmission business for the period April 2026 to March 2031. The proposals include a real allowed cost of equity of 6.12% at 60% gearing.

We welcome Ofgem's recognition of the need for significant investment into the electricity transmission sector to continue to deliver world leading reliability whilst nearly doubling the amount of power we can transfer around the country.

We will now review in detail the full package contained within the Final Determination, to assess how Ofgem have addressed the critical points we raised in our Draft Determination response, and therefore whether it delivers an overall framework that is both investable and workable. This includes an incentive framework that allows high performing networks to achieve a globally competitive overall return and totex mechanisms that enable transmission owners to recover the efficient cost of their investments whilst progressing projects at the pace expected by our stakeholders.

We expect Ofgem to publish the proposed licence modifications for consultation soon. These important documents will inform our assessment of the incentive opportunities and overall workability of the framework. Throughout this period we will continue to work closely with Ofgem ahead of publication of its decision on the licence in February. Relevant parties will then have 20 working days to assess the licence modifications. We anticipate announcing our response in early March 2026.

Enquiries and contacts

Investors and Analysts

Angela Broad	+44 (0) 7825 351 918
Tom Edwards	+44 (0) 7976 962 791
Cerys Reece	+44 (0) 7860 382 264

Media

Alex Roache	+44 (0) 7843 802 006
Ben Davis	+44 (0) 7914 539 999
Dan Roberts, Brunswick	+44 (0) 207 404 5959

Cautionary statement

This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include information with respect to National Grid's (the Company) financial condition, its results of operations and businesses, strategy, plans and objectives. Words such as 'aims', 'anticipates', 'expects', 'should', 'intends', 'plans', 'believes', 'outlook', 'seeks', 'estimates', 'targets', 'may', 'will', 'continue', 'project' and similar expressions, as well as statements in the future tense, identify forward-looking statements. This document also references climate-related targets and climate-related risks which differ from conventional financial risks in that they are complex, novel and tend to involve projection over long-term scenarios which are subject to significant uncertainty and change. These forward-looking statements and targets are not guarantees of National Grid's future performance and are subject to assumptions, risks and uncertainties that could cause actual future results to differ materially from those expressed in or implied by such forward-looking statements and targets. Many of these assumptions, risks and uncertainties relate to factors that are beyond National Grid's ability to control or estimate precisely, such as changes in laws or regulations and decisions by governmental bodies or regulators, including those relating to current and upcoming price controls in the UK and rate cases in the US. the timing of construction and delivery by third parties of new generation projects requiring connection. breaches of, or changes in, environmental, climate change and health and safety laws or regulations, including breaches or other incidents arising from the potentially harmful nature of its activities. network failure or interruption, the inability to carry out critical non-network operations and damage to infrastructure, due to adverse weather conditions including the impact of major storms as well as the results of climate change, due to counterparties being unable to deliver physical commodities. reliability of and access to IT systems, including due to the failure of or unauthorised access to or deliberate breaches of National Grid's systems and supporting technology. failure to adequately forecast and respond to disruptions in energy supply. performance against regulatory targets and standards and against National Grid's peers with the aim of delivering stakeholder expectations regarding costs and efficiency savings, as well as against targets and standards designed to support its role in the energy transition. and customers and counterparties (including financial institutions) failing to perform their obligations to the Company. Other factors that could cause actual results to differ materially from those described in this announcement include fluctuations in exchange rates, interest rates and commodity price indices. restrictions and conditions (including filing requirements) in National Grid's borrowing and debt arrangements, funding costs and access to financing. regulatory requirements for the Company to maintain financial resources in certain parts of its business and restrictions on some subsidiaries' transactions such as paying dividends, lending or levying charges. the delayed timing of recoveries and payments in National Grid's regulated businesses, and whether aspects of its activities are contestable. the funding requirements and performance of National Grid's pension schemes and other post-retirement benefit schemes. the failure to attract, develop and retain employees with the necessary competencies, including leadership and business capabilities, and any significant disputes arising with National Grid's employees or breaches of laws or regulations by its employees. the failure to respond to market developments, including competition for onshore transmission. the threats and opportunities presented by emerging technology. the failure by the Company to respond to, or meet its own commitments as a leader in relation to, climate change development activities relating to energy transition, including the integration of distributed energy resources. and the need to grow the Company's business to deliver its strategy, as well as incorrect or unforeseen assumptions or conclusions (including unanticipated costs and liabilities) relating to business development activity, including the sale of certain of its businesses, its strategic infrastructure projects and joint ventures. For further details regarding these and other assumptions, risks and uncertainties that may affect National Grid, please read the Strategic Report section and the 'Risk factors' on pages 262 to 268 of National Grid's Annual Report and Accounts for the year ended 31 March 2025, as updated by the principal risks and uncertainties statement in its most recent half year results statement. In addition, new factors emerge from time to time and National Grid cannot assess the potential impact of any such factor on its activities or the extent to which any factor, or combination of factors, may cause actual future results to differ materially from those contained in any forward-looking statement. Except as may be required by law or regulation, the Company undertakes no obligation to update any of its forward-looking statements, which speak only as of the date of this announcement. This announcement is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATIONAL GRID plc

By:	Beth Melges
Beth Melges Head of Plc Governance

Date: 04 December 2025